March 4, 2016
Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Ashford Hospitality Prime, Inc. Soliciting Material Under Rule 14a-12 Filed January 15, 2016 by Sessa Capital (Master), L.P., John E. Petry et al. File No. 001-35972

Dear Mr. Orlic:

We represent Sessa Capital (Master), L.P. and are responding to your letter of March 3, 2016 in connection with Sessa’s soliciting material under Rule 14a-12. For convenience, we have reproduced your request below and added Sessa’s response following the request.

1.	It has come to our attention that Mr. Petry founded and controls a website at www.valueinvestorsclub.com. Please confirm that any posts by participants in your solicitation appearing on this website that constitute solicitation materials will be filed under cover of Schedule 14A.

We hereby confirm that any posts by participants in Sessa’s solicitation appearing on www.valueinvestorsclub.com that constitute solicitation materials will be filed under cover of Schedule 14A. To date, the participants have not posted any material on www.valueinvestorsclub.com relating to Ashford Hospitality Prime, Inc.

Please contact me if you have questions on the information in this letter or have other requests.

Very truly yours,

Thomas R. Stephens